[SandRidge letterhead]
August 15, 2008
Via EDGAR and Facsimile to (202)772-9220
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall

Re:	SandRidge Energy, Inc. and co-registrants
Registration Statement on Form S-4
Filed June 24, 2008
File No. 333-151899
Dear Mr. Schwall:
     Set forth below are the responses of SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2008, with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on June 24, 2008, File No. 333-151899 (the “Registration Statement”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in Amendment No. 1.
General
1.	The staff notes that it appears that you are registering the exchange of $650,000,000 of 8 5/8% Senior Notes due 2015 and $350,000,000 of Senior Floating Rate Notes due 2014 in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989). See also the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman and Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide a supplemental letter to the staff stating that the issuer is registering the exchange offer in reliance on the staff’s position in those letters. Include in your supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission
August 15, 2008

Response:
     The Company has filed today via EDGAR a supplemental letter which includes the statements and representations requested by the Staff.
Basic Terms of the Senior Notes, page 81
2.	We note that the registrant has the option to pay interest by increasing the outstanding principal amount of the Senior Notes or by issuing additional Senior Notes. Make clear where you discuss these options that the new notes are not included as part of this offering. Also discuss any potential impact on the liquidity of the registered notes, and include new Risk Factors disclosure regarding any related risks.
Response:
     Any additional Senior Notes Due 2015 or additional principal amount of Senior Notes Due 2015 that may be issued at our option as payment of interest are included as part of this offering. We have revised the fee table on the facing page of Amendment No. 1 to clarify that any such notes are covered by the Registration Statement. In addition, we have revised the disclosure on the cover page and page 1 of Amendment No. 1 to clarify that the prospectus contained in the Registration Statement also relates to such notes.

Securities and Exchange Commission
August 15, 2008

     Please direct any questions or comments regarding the foregoing to me at (405) 753-5500 or Jim Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Sincerely, SandRidge Energy, Inc.
By:	/s/ Richard J. Gognat
Richard J. Gognat
Senior Vice President, Land and Legal, General Counsel and Corporate Secretary

cc:      James M. Prince, Vinson & Elkins L.L.P.